U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-8F


                  Investment Company Act File Number 811-21297


                                Pebblebrook Fund Inc
               (Exact Name of Registrant as Specified in Charter)

			       13047 Pebblebrook Drive
				Houston, Texas 77079
                    (Address of Principal Executive Offices)


               Registrant's Telephone Number, including Area Code:
                                 (713) 463-9019


                               Bill Cross, President
                              13047 Pebblebrook Drive
	             	       Houston, Texas 77079
                     (Name and Address of Agent for Service)
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I.    GENERAL IDENTIFYING INFORMATION

      1.    Reason fund is applying to deregister (CHECK ONLY ONE):

            |_|   Merger

            |X|   Liquidation

            |_|   Abandonment of Registration

            |_|   Election of status as a Business Development Corporation

      2.    Name of Fund:

                  Pebblebrook Fund, Inc.

      3.    Securities and Exchange Commission File Number:

                  811-21297

      4. Is this an initial Form N-8F or an amendment to a previously filed From N-8F?

            |_|   Initial Application     |X|   Amendment

      5.    Address of Principal Executive Office:

                 13047 Pebblebrook Drive
		 Houston, Texas 77079

      6. Name, address, and telephone number of individual the Commission Staff should contact with any questions regarding this form:

                  Bill Cross
                  13047 Pebblebrook Drive
		  Houston, Texas 77079
                  (713) 463-9019

      7. Name, Address, and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rule 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
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      8.    Classification of fund (check only one):

                  |X|   Management company;

                  |_|   Unit investment trust; or

                  |_|   Face-amount certificate company

      9. Subclassification if the fund is a management company (check one only):

                  |X|   Open-end          |_|   Closed-end

      10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

                  Texas

      11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                 Cross Investment Management, LLC
                 13047 Pebblebrook Drive
		 Houston, Texas 77079


      12. Provide the name and address of each principal underwriter of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                 Cross Investment Management, LLC
                 13047 Pebblebrook Drive
		 Houston, Texas 77079

	         Mutual Shareholder Services, LLC
		 8000 Town Centre Dr, Ste 400
	  	 BroadvieW Heights, OH 44147

      13.   If the fund is a unit investment trust ("UIT") provide:

            (a)   Depositor's name(s) and address(es):
                  Not Applicable

            (b)   Trustee's name(s) and address(es):
                  Not Applicable
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      14.   Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  |_|   Yes               |X|   No

      15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

                  |X|   Yes               |_|   No

                  If Yes, state the date on which the board vote took place:

                      June 13, 2006

            (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation, or Abandonment of Registration?

                  |X|   Yes               |_|   No

                  If Yes, state the date on which the shareholder vote took place:

                      June 13, 2006

II.   DISTRIBUTIONS TO SHAREHOLDERS

      16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  |X|   Yes               |_|   No

            (a) If Yes, list the date on which the fund made those distributions:

                      June 15, 2006

            (b)   Were the distributions made on the basis of net assets?

                  |X|   Yes               |_|   No

            (c)   Were the distributions made pro rata on share ownership?

                  |X|   Yes               |_|   No
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            (d)   If no to (b) or (c) above, describe the method of
                  distributions to shareholders. For Mergers, provide the exchange ratio (s) used and explain how it was calculated:

                        Not Applicable

            (e)   Liquidations only:

                        June 15, 2006

      17.   Closed-end Funds only:

                  Not Applicable

      18. Has the fund distributed ALL of its assets to the fund's shareholders?

                  |X|   Yes               |_|   No

      19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  |_|   Yes               |X|   No

III.  ASSETS AND LIABILITIES

      20.   Does the fund have any assets as of the date this form is filed?

                  |_|   Yes               |X|   No

      21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  |_|   Yes               |X|   No

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

      22.   (a)   List the expenses incurred with the Merger or Liquidation:

                        (i)   Legal expenses: None
                        (ii)  Accounting expenses: None
                        (iii) Other expenses (list and identify separately:
                                    Proxy Services: None
                        (iv)  Total expenses (sum of lines (i) - (iii) above):
                                    None
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            (b)   How were those expenses allocated?

                  Not Applicable

            (c)   Who paid those expenses?

                  Not Applicable

            (d)   How did the fund pay for unamortized expenses (if any)?

                  Not Applicable


      23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  |_|   Yes               |X|   No

V.    CONCLUSION OF FUND BUSINESS

      24.   Is the fund a party to any litigation or administrative proceeding?

                  |_|   Yes               |X|   No

      25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  |_|   Yes               |X|   No

VI.   MERGERS ONLY

      26.   (a)   State the name of the fund surviving the Merger:

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            (b)   State the Investment Company Act file number of the fund
                  surviving the Merger:


            (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used, and date agreement was filed:

            (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

      The undersigned states the (i) he or she has executed the Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of the Pebblebrook Fund, Inc., (ii) he or she is the President of the Pebblebrook Fund, Inc., and (ii) all actions taken by shareholders, directors, and any body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in the N-8F application are true to the best of his or her knowledge, information, and belief.

                                                           /s/ Bill Cross
                                                               Bill Cross